SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13D-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(b)

(Amendment No. 1)*

Titan Pharmaceuticals, Inc.

(Name of Issuer)

   Common Stock, $.001 par value

(Title of Class of Securities)

                 888314 10 1

(CUSIP Number)

                 December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1 (b)
 ☐ Rule 13d-1 (c)
 ☒    Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888314 10 1	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Louis R. Bucalo, M.D.
2	CHECK THE APPROPRIATE BOX IF A MAMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		5	SOLE VOTING POWER 2,202,669 (1)
		6	SHARED VOTING POWER 0
		7	SOLE DISPOSITIVE POWER 2,202,669 (1)
		8	SHARES DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,202,669 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON IN

(1) Includes 1,702,669 shares of common stock issuable upon exercise of options.

CUSIP No. 888314 10 1	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Titan Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 400 Oyster Point Blvd., Suite 505, South San Francisco, California 94080

Item 2(a).	Name of Person Filing: Louis R. Bucalo, M.D.

Item 2(b).	Address of Principal Business Office or if none, Residence: 400 Oyster Point Blvd., Suite 505, South San Francisco, California 94080

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, $.001 par value

Item 2(e).	CUSIP Number: 888314 10 1

Item 3.	Not Applicable

Item 4.	Ownership:

(a) Amount Beneficially Owned: 2,202,669 shares of Common Stock, which includes 1,702,669 shares of Common Stock issuable upon exercise of options.

(b) Percent of Class: 6.4%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 2,202,669 shares of Common Stock, which includes 1,702,669 shares of Common Stock issuable upon exercise of options.

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 2,202,669 shares of Common Stock, which includes 1,702,669 shares of Common Stock issuable upon exercise of options.

(iv) shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.  Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.  Identification and Classification of Members of the Group: Not Applicable

CUSIP No. 888314 10 1	13G	Page 4 of 5 Pages

Item 9.  Notice of Dissolution of Group: Not Applicable

Item 10.  Certification: Not Applicable

CUSIP No. 888314 10 1	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006

By:	/s/ Louis R. Bucalo, M.D.
Louis R. Bucalo, M.D.